CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
(Regn No: 198703584K)

N e w s R e l e a s e

EXHIBIT 99.1

Investor Contacts:
Suresh Kumar (1) 408.941.1110 sureshk@charteredsemi.com	Lim Li Chuen (65) 6360.4060 lclim@charteredsemi.com
Media Contacts:
Chartered U.S.:	Chartered Singapore:

Tiffany Sparks (1) 408.941.1185 tiffanys@charteredsemi.com	Celestine Lim (65) 6850.6123 celestinelim@charteredsemi.com

CHARTERED UPDATES GUIDANCE FOR THIRD QUARTER

SINGAPORE – September 10, 2008 – Today, in its scheduled mid-quarter update, Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT and SGX-ST: CHARTERED) updated its third quarter 2008 guidance, which was originally provided on July 25, 2008.

“Our outlook for the quarter remains much in line with our expectations in July when we provided our guidance for the quarter. However, we now expect our revenues and utilization to be at the lower end of our previous guidance range due to some changes in customer delivery schedules. Our guidance for average selling prices, gross profit and net loss remains unchanged,” said George Thomas, senior vice president & CFO of Chartered.

Chartered plans to release third quarter 2008 results on Friday, October 31, 2008, Singapore time, before the Singapore market opens. Chartered’s original guidance for third quarter 2008 was published in the Company’s second quarter 2008 earnings release dated July 25, 2008, which can be found on Chartered’s Web site at www.charteredsemi.com, under Investor Relations, Earnings Releases section.

About Chartered

Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 65 nanometer (nm), enabling today’s system-on-chip designs. The company further serves its customers’ needs through a collaborative, joint development approach on a technology roadmap that extends to 22nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement strategies, and a commitment to flexible sourcing. In Singapore, the company operates a 300mm fabrication facility and five 200mm facilities. Information about Chartered can be found at www.charteredsemi.com.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our business outlook remaining essentially unchanged relative to our expectations in July 08, our expectation that our revenue and utilization will be toward the lower end of our previous guidance range and the reiteration of our guidance for the average selling prices, gross profit and net loss reflect our current views with respect to future events and financial performance and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are changes in the demands from our major customers, manufacturing capacity constraints, excess inventory, life cycle, market outlook and trends for specific products; sub-prime mortgage issue and the slow down in the economic conditions in the United States as well as globally; demand and supply outlook in the semiconductor market; competition from other foundries and pricing pressures; products mix; unforeseen delays, interruptions, performance level of our fabrication facilities; our progress on leading-edge products; changes in capacity plans, allocation and process technology mix; the successful integration of Fab 3E operations into our operations; unavailability of materials, equipment, manpower and expertise; access to or delays in technological advances or our development of process technologies; the successful implementation of our partnership, technology and supply alliances (including our joint development agreements with IBM and the other joint development partners); the growth rate of fabless companies, the outsourcing strategy of integrated device manufacturers (“IDM”) and our expectation that IDMs will utilize foundry capacity more extensively. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which cause actual results to differ materially can be found in “Item 3. Key Information — D. Risk Factors” in our 2007 annual report on Form 20-F filed with the US SEC. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

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